One Ravinia Drive Suite 1300 Atlanta, Georgia 30346 404.865.7188

December 14, 2012

Stephen Krikorian
Accounting Branch Chief
U.S. Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C. 20549

Re:	Internap Network Services Corporation
Form 10-K for the Fiscal Year Ended December 31, 2011
Filed February 23, 2012 Form 10-Q for the Quarterly Period Ended September 30, 2012 Filed October 25, 2012
File No. 001-31989

Dear Mr. Krikorian:

Internap Network Services Corporation (the “Company”) acknowledges receipt of your comment letter dated December 12, 2012.

The Company and its auditors and legal counsel have begun reviewing your inquiry and preparing a response.  The Company is confident that it will be able to provide a satisfactory response to all of the staff’s questions and comments. The Company regrets, however, that it will not be able to provide a suitable response within the 10 business day period requested in your comment letter.

The Company’s response will be delayed due to our year-end and quarter-end closing process, employee schedules in connection with the holiday season, and the need to coordinate with our advisors and directors prior to submitting a complete response.

The Company expects to submit its full response on or before January 7, 2013.  If this time for response will not be acceptable or if there are any further communications on this review, please direct them to me. My telephone number is 404.302.9879, my facsimile number is 404.302.9920 and my email is kdotts@internap.com.

Very truly yours,
/s/ Kevin M. Dotts

Kevin M. Dotts Chief Financial Officer